3100 Cumberland Road, Suite 1480	Legal Department
Atlanta, Georgia 30339	Dan S. McDevitt
General Counsel and Corporate Secretary
Direct Dial: (770) 852-9310
Fax: (855) 232-0571
Email: dan.mcdevitt@hdsupply.com

June 21, 2016

Mr. William H. Thompson

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             HD Supply Holdings, Inc.

Form 10-K for Fiscal Year Ended January 31, 2016

Filed March 18, 2016

File No. 1-35979

Dear Mr. Thompson:

This letter sets forth the responses of HD Supply Holdings, Inc. (“we” or the “Registrant”) to the comments contained in your letter, dated June 15, 2016, relating to the Form 10-K for the Fiscal Year ended January 31, 2016, filed on March 18, 2016, and the accompanying earnings release and investor presentation filed on March 15, 2016 in connection with the Registrant’s Current Report on Form 8-K.  The comment of the staff of the U.S. Securities and Exchange Commission (the “Staff”) is set forth in bold italicized text below, and the response of the Registrant is set forth in plain text immediately following the comment.

Form 10-K for Fiscal Year Ended January 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 45

1.                                      It appears your disclosures regarding consolidated Adjusted EBITDA, Adjusted Net Income, and Adjusted Net Income Per Diluted Share may be inconsistent with the updated Compliance and Disclosure Interpretations (C&DIs) issued on May 17, 2016. Please review this guidance when preparing your next periodic filing on Form 10-Q. Your review of the updated C&DIs should include, but not be limited to, the guidance in section 102.10 regarding the prominence of non-GAAP measures and section 102.03 regarding the characterization of the adjustments to arrive at adjusted net income.

Please also review the updated C&DIs as they relate to your earnings releases and other financial information on Form 8-K, as it appears your disclosure of certain non-GAAP measures may be inconsistent with the updated C&DIs. Your review of the updated C&DIs should include, but not be limited to, the guidance in section 102.10 regarding prominence.

Please show us how your revised disclosures will read in your next filings on Form 10-Q and Form 8-K.

We acknowledge the Staff’s comment and note that we took a number of steps to address the SEC’s updated Compliance and Disclosure Interpretations (“C&DIs”) issued on May 17, 2016 when preparing our Form 10-Q for the Quarterly Period ended May 1, 2016, filed on June 7, 2016 (the “Form 10-Q”), and the accompanying earnings release (the “Earnings Release”) and investor presentation (the “Investor Presentation”) filed on June 7, 2016 in connection with the Registrant’s Current Report on Form 8-K.

Specifically, we made the following modifications to our Form 10-Q, among others, to address the updated C&DIs:

•                  We reordered the “Highlights” subsection of our section entitled “Consolidated results of operations” to place our analysis of U.S. GAAP net income in front of our analysis of Non-GAAP Adjusted EBITDA and Adjusted net income in compliance with section 102.10 of the updated C&DIs.

•                  We also confirmed that our definitions of Adjusted Net Income and Adjusted EBITDA do not characterize or identify items as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to occur within two years or there was a similar charge or gain within the prior two years in compliance with section 102.03 of the updated C&DIs.

Additionally, we made the following modifications to our Earnings Release, among others, to address the updated C&DIs:

•                  We removed a non-GAAP financial measure from the subtitle of the Earnings Release in compliance with section 102.10 of the updated C&DIs.

•                  We reordered the language of the earnings release to place our analysis of net income in front of our analysis of Adjusted EBITDA and Adjusted net income in compliance with section 102.10 of the updated C&DIs.

•                  We added in a reconciliation of Adjusted net income per share — diluted.

•                  Similar to the above, we confirmed that our definitions of Adjusted Net Income and Adjusted EBITDA do not characterize or identify items as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to occur within two years or there was a similar charge or gain within the prior two years in compliance with section 102.03 of the updated C&DIs.

Lastly, we made the following modifications to our Investor Presentation to address the updated C&DIs:

•                  We adjusted the language of the Investor Presentation to place our analysis of operating income and net income in front of our analysis of Adjusted EBITDA and Adjusted net income in compliance with section 102.10 of the updated C&DIs.

We will prepare our future filings to include disclosures that are consistent with the updated C&DIs.  In addition, we acknowledge the Staff’s request to provide “revised” disclosures with our response.  To address this request, in light of our comments included within our response, our response should be read in conjunction with the Form 10-Q, Earnings Release and Investor Presentation referenced herein that we filed June 7, 2016 and can be found on the U.S. Securities and Exchange Commission’s website.

The Registrant hereby acknowledges that:

1.              It is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

2.              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

3.              It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please do not hesitate to call me at (770) 852-9310.

Sincerely,

/s/ Dan S. McDevitt

Dan S. McDevitt
General Counsel and Corporate Secretary

cc:                                Joseph J. DeAngelo, Chairman, President and Chief Executive Officer

Evan J. Levitt, Senior Vice President, Chief Financial Officer

Joel T. May, Jones Day